Filed Pursuant to Rule 433

Registration Statement No. 333-212212

November 8, 2017

Final Term Sheet

Issuer:	Suncor Energy Inc.
Size:	U.S.$750,000,000
Maturity Date:	November 15, 2047
Coupon:	4.000%
Price:	99.498% of face amount
Yield to Maturity:	4.029%
Spread to Benchmark Treasury:	+125 basis points
Benchmark Treasury:	3.000% due May 15, 2047
Benchmark Treasury Price and Yield:	104-14 / 2.779%
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2018
Optional Redemption:	Make-whole call at T+20 basis points at any time prior to May 15, 2047 (six months before maturity) Callable at 100% at any time on or after May 15, 2047 (six months before maturity)
Settlement:	T+5; November 15, 2017
CUSIP / ISIN:	867224 AB3 / US867224AB33
Expected Ratings*:	Moody’s: Baa1 (stable) S&P: A- (stable) DBRS: A (low)
Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC
Co-Managers:

J.P. Morgan Securities LLC
Lloyds Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. by telephone at 1-800-831-9146 (toll free), HSBC Securities (USA) Inc. by telephone at 1-866-811-8049 (toll free) and Mizuho Securities USA LLC by telephone at 1-866-271-7403 (toll free).

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